Filed by Verizon Communications Inc.

pursuant to Rule 425 and Rule 433 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Registration No.: 333-190954

Date: September 9, 2013

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction. Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.Verizon.com/investor.

Welcome to the Verizon Fixed Income Investor presentation. Thank you for joining us. This is Matt Ellis, Treasurer of Verizon, and with me to discuss Verizon’s definitive agreement to acquire Vodafone’s 45 percent stake in Verizon Wireless is Fran Shammo, Chief Financial Officer of Verizon.

I would like to draw your attention to our Safe Harbor statement and other legends on Slides 2 and 3.

Information in this presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Discussion of factors that may affect future results is contained in Verizon’s filings with the SEC, which are also available on our website.

This presentation contains certain non-GAAP financial measures. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are also available on our website.

With that, I will now turn the call over to Fran Shammo, our Chief Financial Officer.

Thanks Matt. Thank you for joining us.

I am very pleased to be here today discussing our definitive agreement with Vodafone to acquire their 45 percent stake in Verizon Wireless. After the necessary regulatory and shareholder approvals, Verizon will be the sole owner of Verizon Wireless.

This is a natural next step for Verizon and full ownership of our wireless asset marks a major milestone for Verizon. I think there is no better way to deploy our capital than to invest in an asset that today generates more than $80 billion in annual revenue, provides 50 percent service margins and generates significant cash flows – and is competitively positioned for future growth and profitability.

Our strategic investment in Verizon Wireless over the past 13 years has been a cornerstone of our business strategy. Our focus on customers, network reliability, and new technology have been the ingredients of a successful partnership with Vodafone, making it the largest and most profitable wireless provider in the United States. We have also consistently expressed our desire to own the entire asset.

The timing of this transaction is right from both a strategic and financial perspective and offers substantial commercial and operating benefits. Sole ownership of Verizon Wireless significantly improves our financial and growth profile and enhances value across all Verizon platforms.

From a financial perspective – the capital markets environment is favorable, and we will use a balanced mix of cash and common stock to fund the transaction. We have the capacity to execute the transaction, and it is designed to be self-funding, as the incremental free cash flow we will acquire exceeds incremental after-tax interest expense and dividends. Importantly, there is no business execution risk because we manage and control the partnership today. Furthermore, the transaction is expected to be immediately accretive to earnings.

As I mentioned previously, Verizon will be the sole owner of Verizon Wireless and will have access to all of the wireless cash flows. To put this into perspective, the partnership paid special distributions of $25.5 billion dollars since January 2012, of which 45 percent went to Vodafone.

Beyond the financial benefits, there is simply no better asset that fits seamlessly into our portfolio and our strategic beliefs. Our growth strategy has three basic elements – connectivity, platforms, and solutions with connectivity as a foundational layer.

We are very bullish on the growth outlook for the U.S. wireless market. The United States has one of the strongest economies in the world, a good competitive framework for wireless, and still has lower penetration rates compared to other parts of the world.

There is still a lot of growth headroom in core wireless connectivity. With 64 percent penetration of smartphones, we still have about 30 million basic phones in our postpaid connections base. I would also point out that about one-third of our postpaid connections are 4G LTE, so there is certainly upside here. And we are in the “early innings” in machine to machine and connected devices, so we do not see a slowdown here anytime soon.

Beyond that, platforms and solutions create even greater opportunities to drive increased usage and growth extensions over connectivity, especially mobile, and to also offer an array of internet and cloud-based services.

I believe we have a unique asset portfolio to drive continued growth and value over our networks and create an integrated experience for our customers. The digital economy is moving to “mobile first” on everything, which means there are many growth opportunities to pursue.

I will talk more in a few minutes about One Verizon, but it should be clear to you that these opportunities are more powerful with a mobile component.

From a customer perspective, we already operate Verizon Wireless and will continue to deliver an outstanding customer experience in terms of network reliability and quality. We believe this transaction will strengthen the customer experience with the further integration of customer services across platforms, including enhanced video, cloud and security

The key transaction terms are on Slide 5.

Our definitive agreement has an aggregate value of $130 billion dollars. The consideration is planned in several forms, so let me take you through the basic structure:

•	We will pay Vodafone $58.9 billion in cash.

•	We will issue common stock currently valued at $60.2 billion dollars, all of which will be distributed directly to Vodafone shareholders.

–	The shares to be issued will be subject to a collar arrangement with a floor price of $47.00 and a cap price of $51.00 that will determine the maximum and minimum number of shares to be issued upon closing of the transaction.

–	Pro-forma, Vodafone’s shareholders will own between 29.2% and 30.9% of the increased number of Verizon’s outstanding common stock, after giving effect to the transaction.

•	We will issue $5 billion dollars in notes to Vodafone.

•	We will sell our minority stake in Omnitel to Vodafone for $3.5 billion dollars.

•	The remaining transaction value of approximately $2.5 billion dollars is a combination of other consideration.

The transaction was unanimously approved by the boards of directors of Verizon and Vodafone, and is subject to customary closing conditions, including regulatory approvals.

Shareholder approval is also required at both companies. We expect to close the transaction in the first quarter of 2014.

I am now going to turn the call over to Matt to further describe our financing strategy.

Thanks Fran, With regard to financing, let’s turn to Slide 6.

As you know, we have a very strong balance sheet and have been focused on maintaining financial flexibility.

We have the capacity to execute the necessary debt financing involved in this transaction. The interest rate environment remains favorable.

Post-transaction, we expect to have the capital structure and balance sheet to maintain solid investment grade credit ratings. Both Moody’s and S&P have already issued reports with solid investment-grade ratings of Baa1 and triple B plus (BBB+), respectively. After closing, our intention is to steadily de-lever over the next several years and return to our pre-transaction credit ratings.

We have filed a Form 8-K, which includes financial statements for 2012 and the first half of 2013 to illustrate the “pro forma effect” of the transaction in these periods. Based on the “pro forma” balance sheet at June 30, 2013, our net debt to EBITDA leverage would have been approximately 3.0 times.

As I said, we are committed to continuing to invest in the business, our networks and spectrum for growth and innovation.

The incremental free cash flow generated by Verizon Wireless that we are acquiring is expected to fully fund the transaction, and will help us to pay down the new debt and return to our pre-transaction credit ratings as quickly as possible.

Let’s turn to slide 7 and cover our financing and liquidity plans.

We have a fully executed Bridge facility in place for the full amount of cash required, having entered into a $61 billion commitment with J.P. Morgan, Morgan Stanley, Bank of America Merrill Lynch and Barclays. Our intention is to reduce the majority of the bridge facility with permanent financing prior to closing.

We expect to maintain significant liquidity post this transaction to fund our operations and support our corporate strategy. We already have $1.8 billion dollars in cash as of June 30, 2013 and a $6.2 billion dollar revolving credit facility, of which $6.1 billion is available.

As part of this transaction, we intend to add an incremental $2 billion revolving credit facility to enhance our liquidity position.

These facilities, together with our 100 percent of wireless cash flows should provide ample capacity to support our financing needs.

Next, let’s go through the roadmap to completion on Slide 8.

Our first priority is to access the global capital markets with an objective of taking down the bridge financing as quickly as possible.

We will also begin the work required to receive the necessary regulatory approvals. Since we already control the asset there will be no change in the competitive dynamic in the U.S. market – and no change of ownership of our spectrum – we are not anticipating a lengthy review.

Both companies need to hold a shareholder vote to approve the transaction.

We expect to obtain regulatory and shareholder approvals and close the transaction during the first quarter of 2014.

With that, I am going to turn it back to Fran.

Verizon is a global leader in communications, information and entertainment products and services. We are a Dow30 company with nearly $118 billion in revenue and adjusted EBITDA of $39 billion for last twelve months, ending June 30, 2013.

Our strategic investments in 4G LTE, FiOS, global IP and cloud services continue to drive strong operating performance. Verizon Wireless operates America’s most reliable wireless network, with more than 100 million retail connections nationwide. In the consumer and mass markets, we continue to see positive signs, highlighted by sustained FiOS growth and 5 million FiOS subscribers. In Enterprise, we have witnessed approximately 5 percent growth in Enterprise Strategic Services revenue, which is improving the wireline Enterprise revenue mix and helping offset declines in other legacy services.

Our successful execution in key strategic areas has enabled consistent revenue growth and operating efficiency, resulting in large and stable cash flows, even during recent recession. Through our Verizon Lean Six Sigma program, we are making consistent progress in our cost restructuring programs and retooling efforts, which we believe will continue to improve our operating efficiency.

Our revenue base is anchored by a high degree of contracted revenue. As of June 30, 2013, we had 94 million postpaid connections and wireless churn of approximately 1 percent.

Finally, Verizon has a track record of delivering on our financial commitments after significant transactions, such as our ability to de-lever after our acquisition of Alltel in 2008.

Since 2001, Verizon has invested more than $80 billion dollars in its network, and the company has consistently led the industry in network reliability.

Verizon operates the country’s largest 4G LTE network, which is available to 301 million people in 500 markets across the U.S. Our coverage is extensive and far ahead of our competitors.

Verizon has the reputation of best network and service in the wireless business. This transaction is for the premier wireless provider in the U.S.

We will continue to execute on the fundamentals of the business, streamline operations and invest for the future.

This transaction will not affect the operational momentum that our business has built over the course of the last six quarters. We will continue to be very focused on execution in all operating segments.

Since we already have full operational control of Verizon Wireless and there is no integration risk, this transaction presents no integration costs or distractions. We will continue to execute on the fundamentals, provide a great customer experience and invest for growth and innovation. No change here.

In our wireline consumer and mass markets business, we are focused on increasing our FiOS penetration and improving our operating efficiency. In Enterprise Solutions, we will continue to invest in our strategic platforms of global IP and cloud services, where we are making progress. Again, no change in plans.

By continuing to execute every day in our key strategic areas, we are confident that we will continue to drive incremental revenue growth and promote operating efficiency. This will result in sustainable growth in both free cash flow and earnings for Verizon.

Looking ahead, having full ownership of Verizon Wireless enables the advancement of One Verizon.

As I said earlier, we have a unique asset portfolio to drive continued growth and value over our networks and create an integrated experience for our customers. In my view, we have yet to maximize the value that can be achieved by making our assets work together to solve customer needs and create growth opportunities.

These opportunities are significant – and are more powerful with a mobile component. Some examples: mobile commerce; mobile video and advertising, which include over-the-top; and of course, cloud services.

These are all multi-billion dollar market size opportunities. These opportunities require more than just wireless assets, which I believe, puts Verizon in a better position than most. The fact is, we already have these additional assets. Machine-to-machine, cloud, and video platforms; security, wireline access, customer data, and content relationships and rights.

To drive and lead in these markets, we need to be able to seamlessly operate across all our assets to create and deliver cross network solutions. One Verizon.

With Verizon Wireless as a wholly-owned company, I believe we will be more efficient and market-responsive as a single company with integrated assets.

The market is here and the time is now.

This is an exciting time for our business and industry and we are very optimistic.

With that, I will turn it over to Matt.

(Matt speaking)

I would like to draw your attention to the appendix section. Slide 14 shows our pro forma capitalization at June 30, 2013 and leverage of approximately 3.0 times. Slide 15 contains our existing debt maturity profile.

I’d like to turn it back to Fran for some closing comments.

We believe that full ownership of our wireless company places us in an ideal position to grow. This is a tremendous opportunity for the entire business. There is no integration risk.

The timing is right. The capital markets are favorable and our cash flow outlook positions us to service our debt and continue to invest in the platforms for growth and innovation.

We have a strong commitment to maintain a solid investment grade credit rating. The incremental cash flow from Verizon will help us de-lever over next several years and return to our pre-transaction credit ratings.

It’s a great transaction for Verizon, and we’re looking forward to the future.

Thanks for listening to our presentation.

FORWARD-LOOKING STATEMENTS

This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or events giving rise to termination the transaction agreement; adverse conditions in the U.S. and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of the proposed transaction; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Vodafone’s Annual Reports, Reports of Foreign Private Issuer and other documents filed from time to time with the SEC. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website, at www.verizon.com/investor.

Verizon has filed with the SEC a shelf registration statement on Form S-3 containing a prospectus with respect to the offering of securities, including debt securities, of Verizon. Before you invest, you should read the prospectus in that registration statement and other documents Verizon has filed with the SEC for more complete information about Verizon and the offering of such securities. You may obtain free copies of these documents by visiting the SEC Web site at www.sec.gov. Alternatively, Verizon, any underwriter or any dealer participating in the offering of such securities will arrange to send you the prospectus, when available, if you request it by calling 212-395-1525 (collect).

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transactions contemplated by proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.